UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant’s name into English)

5 HaPlada St., Or-Yehuda, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

The Board of Directors of Formula Systems (1985) Ltd., or Formula, has determined to revise the agenda for Formula’s upcoming 2013 Annual General Meeting of Shareholders, or the annual meeting, by removing Proposal 2, the approval of a compensation policy for the directors and other office holders of Formula. Formula has removed this agenda item in light of ongoing discussions concerning the compensation policy being held by Formula with its shareholders and their representatives. Formula intends to seek the approval of its shareholders for its compensation policy in due course.

The annual meeting is scheduled to take place at Formula’s offices, located at 5 HaPlada Street, Or-Yehuda, Israel, on Thursday, September 12, 2013 at 10:00 a.m., Israel time. The remaining agenda items for the annual meeting, Proposal 1 (the re-election of Messrs. Marek Panek and Rafal Kozlowski, and Ms. Dafna Cohen, to Formula’s Board of Directors) and Proposal 3 (the ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as Formula’s independent registered public accounting firm for the year ending December 31, 2013, and the authorization of Formula’s Board of Directors and/or its Audit Committee to fix their annual compensation) are described at greater length in the proxy statement with respect to the annual meeting, which was annexed as Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on August 8, 2013.

The proxy statement also contains additional information concerning attending the annual meeting and/or voting on the above-referenced proposals. The holders of Formula’s ordinary shares and American Depositary Shares are encouraged to submit their votes regardless of whether they intend to attend the annual meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein
Name: Guy Bernstein
Title: Chief Executive Officer

Dated: September 11, 2013